ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Christopher Harrison
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1267
Noa.Schuman@ClickSoftware.com	charrison@kcsa.com

ClickSoftware Reports Record Financial Results for the Fourth Quarter and Year-Ended December 31, 2014

Annual Revenues Increased 22% Year-Over-Year to Record $126.2 Million;

Quarterly Revenues Increased 12% Year-Over-Year to Record $34.5 Million;

Quarterly Non-GAAP Net Income Increased 59% Year-Over-Year to $3.6 Million;

68% of Quarterly New Customers Purchased Cloud Solutions.

Burlington, MA, February 4, 2015 – ClickSoftware Technologies Ltd. (Nasdaq GS: CKSW), the leading provider of automated mobile workforce management and optimization solutions for the service industry, today announced results for the fourth quarter and year ended December 31, 2014.

Fourth Quarter 2014 Highlights

•	Record revenues of $34.5 million, up 12% year-over-year;
•	Strong win rate, added 22 new customers, of which 15 were cloud subscriptions;
•	Cloud subscriptions revenues increased to $5.7 million compared to $0.5 million last year;
•	Recurring revenues from cloud subscriptions and support reached 41% of total revenues;
•	Non-GAAP net income of $3.6 million; Non-GAAP EPS of $0.11 per fully diluted share.

Full Year 2014 Highlights

•	Record revenues of $126.2 million, up 22% year-over-year;
•	Annualized Recurring Revenues (ARR) from cloud subscriptions entering 2015 were $22.7 million;
•	Non-GAAP net income of $1.4 million; Non-GAAP EPS of $0.04 per fully diluted share.

2015 Annual Guidance

•	Revenues of $140 million – $145 million;
•	Non-GAAP EPS of $0.09 – $0.15 per fully diluted share.

“I am pleased to report the tremendous progress in our efforts to grow the Company while we and the market transition to a cloud subscription model,” said Dr. Moshe BenBassat, ClickSoftware’s Founder and CEO. “It is a remarkable achievement to have recorded year-over-year revenue growth of 22% during such period of transition. Our existing user base in the cloud, combined with significant new cloud wins of large customers, prove that we have become the premier cloud vendor in the service sector in terms of user base and solution breadth for service companies of all sizes. Our leadership was also recognized in Gartner’s Magic Quadrant for Field Service Management report, which selected ClickSoftware as leaders for the fourth consecutive year”.

“We are also very pleased to have accomplished our goal of returning to profitability and positive cash flow. Our annual cloud subscriptions and support recurring revenues represented 42% of total 2014 revenues and, together with strong bookings on the fourth quarter, we expect this trend to continue to grow, providing us with good visibility into future revenues, and with stability going forward.”

"In the fourth quarter alone we added 22 new enterprise customers, far above our historical average, 15 (68%) of which selected our cloud-based solutions. With large cloud customers, we continue to experience a stair-step approach, whereby small initial contracts increase in size over time as customers progress with their roll-out of our solution. A number of such large customers that had initially signed up a small number of users in 2014, represent substantial potential for additional paying users," Dr. BenBassat added.

"With our continuous innovations we have expanded our addressable market, building a company that is now addressing a deeper and broader share of the service sector. First, our solutions today cover the needs of individual service companies of all sizes, in all industry verticals, in the cloud and on-premise, for both office users and mobile workers. Second, we also expanded to enable win-win harmony within business networks of service providers which collaborate in a variety of outsourcing and contracting arrangements to deliver top quality customer service. Our Optimization as a Service technology is now bringing to SMBs (Small/Medium Businesses) advanced decision support and optimization that was previously only available to large companies," concluded Dr. BenBassat.

Fourth Quarter Results

For the fourth quarter ended December 31, 2014, total revenues were $34.5 million, up 12% from $30.7 million for the fourth quarter of 2013. Net income on a GAAP basis for the quarter was $2.6 million, or $0.08 per fully diluted share, compared with net income of $2.3 million, or $0.07 per fully diluted share, for the same period last year. Operating expenses on a GAAP basis included $309,000 attributed to the restructuring of the Company’s Xora operations. Non-GAAP net income for the quarter increased 59% to $3.6 million, or $0.11 per fully diluted share, compared with Non-GAAP net income of $2.3 million, or $0.07 per fully diluted share, for the same period last year.

Software license revenues for the fourth quarter of 2014 were $9.3 million, down 11% compared with $10.4 million for the same period last year. This decrease was offset by a more than ten-fold increase in Cloud subscription revenues to $5.7 million, from $0.5 million for the same period last year. Support revenues were $8.6 million, up 6% compared with support revenues of $8.1 million for the same period last year. Consulting revenues were $11.0 million, down 6% compared with consulting revenues of $11.7 million for the same period last year.

Gross profit for the fourth quarter of 2014 was $20.2 million, or 59% of revenues, compared with $19.0 million, or 62% of revenues, for the same period last year. The decrease in gross profit margins was primarily due to the decrease in consulting revenues.

Cash and liquid investments at the end of the fourth quarter of 2014 were $45.0 million, an increase of $1.3 million, compared with the end of the third quarter of 2014. Net cash provided by operating activities was $0.6 million during the fourth quarter of 2014.

Full Year 2014 Results

Total revenues for 2014 increased 22% to $126.2 million, compared with revenues of $103.2 million for the same period in 2013. The net loss on a GAAP basis for 2014 narrowed to $3.0 million, or $(0.09) per fully diluted share, compared with a net loss of $4.2 million, or $(0.13) per fully diluted share, for 2013.  Non-GAAP net income for 2014 improved to $1.4 million, or $0.04 per fully diluted share, compared with Non-GAAP net loss of $2.5 million, or $(0.08) per fully diluted share, for 2013.

2015 Annual Guidance

For 2015, the Company is providing the following guidance:

•	Revenues of $140 million to $145 million, or top line growth of 11% to 15% compared with 2014. This outlook is based on the Company’s backlog and deferred revenues, current visibility into cloud ARR and business pipeline;
•	Non-GAAP fully diluted earnings per share of $0.09 to $0.15, excluding share-based compensation costs of approximately $0.12 per share, amortization of intangible assets of approximately $0.04 per share, and deferred taxes of approximately $0.01 per share.

Investors Conference Call and Supplemental Slides

ClickSoftware will host a conference call today at 9:00 a.m. ET to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. For reference during the call, the Company will post certain supplemental slides in the Investor Relations section of ClickSoftware’s web site at http://ir.clicksoftware.com

To participate, please call (888) 668-9141 and ask for the ClickSoftware conference call. International participants, please call +972-3-918-0609. The call will be broadcasted by live webcast on the internet (in listen mode only) at http://ir.clicksoftware.com. A replay of this webcast will be available on the ClickSoftware website and on the Investor Relations App. Alternatively, a telephone replay of the call will be available for a week by calling (888) 326-9310 (international callers can dial +972-3-925-5900).

About ClickSoftware

ClickSoftware (NasdaqGS: CKSW) is the leading provider of automated mobile workforce management and service optimization solutions for the enterprise, both for mobile and in-house resources. As pioneers of the “Service chain optimization” concept, our solutions provide organizations with end-to-end visibility and control of the entire service management chain by optimizing forecasting, planning, shift and task scheduling, mobility and real-time management of resource and customer communication.

Available via the cloud or on-premise, our products incorporate best business practices and advanced decision-making algorithms to manage service operations more efficiently, in a scalable, integrated manner. Our solutions have become the backbone for many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

ClickSoftware is the premier choice for delivering superb business performance to service sector organizations of all sizes. The company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit http://www.clicksoftware.com. Follow us on Twitter, the content of which is not incorporated herein by reference.

To download ClickSoftware’s investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, the content of which is not incorporated herein by reference, please visit Apple’s App Store to download on your iPhone and iPad, or Google Play for your Android mobile device.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains Non-GAAP financial measures of net income and net income per share that exclude the effects of share-based compensation, tax benefit related to the update of deferred tax asset, tax payment for previous years retained earnings, impairment of intangible assets, the amortization of acquired intangible assets and restructuring and related expenses. The Company’s management believes the Non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company's on-going core operations and prospects for the future. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and Non-GAAP measures are provided later in this press release.

Safe Harbor for Forward Looking Statements

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, including expected growth, profitability, cash flows, prospects, trends and opportunities in cloud subscriptions as well as recurring revenues, pipeline, demand for our solutions, expectations regarding additional paying users, our guidance for 2015 revenues and GAAP and Non-GAAP earnings per share, and our future expected ARR. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware’s sales cycle, ClickSoftware’s ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations and ClickSoftware’s ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2013 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note: Financial Schedules Attached

ClickSoftware Technologies Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited. In thousands, except share and per share amounts)

	Three Months Ended
	December 31, 2014		December 31, 2013
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$9,255	27%	$10,408	34%
Cloud subscriptions	5,674	16%	506	2%
Support	8,611	25%	8,118	26%
Cloud subscriptions and Support	14,285	41%	8,624	28%
Consulting	10,951	32%	11,661	38%
Total revenues	34,491	100%	30,693	100%

Cost of revenues:
Software license	631	2%	767	2%
Cloud subscriptions and Support	4,340	12%	1,764	6%
Consulting	9,327	27%	9,192	30%
Total cost of revenues	14,298	41%	11,723	38%

Gross Profit	20,193	59%	18,970	62%

Operating expenses:
Research and development costs, net	4,543	13%	4,398	14%
Selling and marketing expenses	11,290	33%	10,893	36%
General and administrative expenses	2,730	8%	2,478	8%
Restructuring and related expenses	309	1%	-	-
Total operating expenses	18,872	55%	17,769	58%

Operating income	1,321	4%	1,201	4%
Interest income, net	790	2%	221	1%
Net income before taxes	$2,111	6%	$1,422	5%
Tax benefit, net	498	2%	834	2%
Net income	$2,609	8%	$2,256	7%

Net income per ordinary share:
Basic	$0.08		$0.07
Diluted	$0.08		$0.07

Shares used in computing basic net income per share	33,112,941		32,334,458
Shares used in computing diluted net income per share	33,381,221		33,062,701

ClickSoftware Technologies Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)

	Year Ended
	December 31, 2014 (Unaudited)		December 31, 2013 (Audited)
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$27,277	22%	$27,083	26%
Cloud Subscriptions	18,723	15%	1,596	2%
Support	34,437	27%	31,040	30%
Cloud subscriptions and Support	53,160	42%	32,636	32%
Consulting	45,776	36%	43,462	42%
Total revenues	126,213	100%	103,181	100%

Cost of revenues:
Software license	2,562	2%	2,471	2%
Cloud subscriptions and Support	14,632	12%	6,189	6%
Consulting	36,808	29%	35,647	35%
Total cost of revenues	54,002	43%	44,307	43%

Gross Profit	72,211	57%	58,874	57%

Operating expenses:
Research and development costs, net	19,163	15%	15,970	15%
Selling and marketing expenses	45,753	36%	39,706	38%
General and administrative expenses	10,901	8%	9,121	9%
Restructuring and related expenses	749	1%	-	-
Total operating expenses	76,566	60%	64,797	63%

Operating loss	(4,355)	(3%)	(5,923)	(6%)
Interest income, net	1,275	1%	839	1%
Net loss before taxes	$(3,080)	(2%)	$(5,084)	(5%)
Tax benefit, net	48	0%	924	1%
Net loss	$(3,032)	(2%)	$(4,160)	(4%)

Net loss per ordinary share:
Basic	$(0.09)		$(0.13)
Diluted	$(0.09)		$(0.13)

Shares used in computing basic net loss per share	32,912,107		32,048,030
Shares used in computing diluted net loss per share	32,912,107		32,048,030

ClickSoftware Technologies Ltd.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2014	December 31, 2013
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$30,605	$25,346
Deposits	3,205	9,001
Marketable securities	9,855	22,586
Trade receivables, net	25,849	22,490
Deferred taxes	1,680	1,740
Other receivables and prepaid expenses	3,957	4,408
Total current assets	75,151	85,571

LONG TERM ASSETS
Property and equipment, net	4,979	5,023
Deposits	1,335	1,072
Other receivables and prepaid expenses	368	218
Deferred taxes	3,280	2,060
Intangible assets and Goodwill, net	11,878	1,572
Severance pay funds	1,719	2,052
Total long term assets	23,559	11,997
Total Assets	$98,710	$97,568

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of debt	$103	$-
Accounts payable and accrued expenses	18,664	17,707
Deferred revenues	13,930	13,420
Total current liabilities	32,697	31,127

LONG TERM LIABILITIES
Debt, less current maturities	70	-
Accrued severance pay	4,276	4,840
Deferred taxes	20	40
Deferred revenues	3,622	4,642
Total long term liabilities	7,988	9,522
Total liabilities	40,685	40,649

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.02 par value	140	137
Additional paid-in capital	97,511	92,301
Accumulated deficit	(39,211)	(36,179)
Accumulated other comprehensive income	(372)	703
Treasury stock, at cost: 39,000 shares	(43)	(43)
Total shareholders' equity	58,025	56,919
Total Liabilities and shareholders' equity	$98,710	$97,568

ClickSoftware Technologies Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended
	December 31, 2014	December 31, 2013
	(Unaudited)	(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,032)	$(4,160)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Income and expense items not involving cash flows:
Depreciation	2,854	2,593
Amortization of deferred compensation	3,468	2,744
Amortization of acquired intangible assets	1,092	278
Impairment of acquired intangible assets	-	174
Severance pay, net	(231)	288
Gain on marketable securities	(1,536)	(429)
Other	199	92
Changes in operating assets and liabilities:
Trade receivables	(856)	(698)
Deferred taxes	(1,180)	(2,310)
Other receivables	881	(809)
Accounts payable and accrued expenses	(1,635)	1,171
Deferred revenues	(963)	7,512
Net cash (used in) provided by operating activities	$(939)	$6,446

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(2,544)	(3,502)
Acquisition of subsidiary (*)	(12,136)	-
Decrease in deposits	5,533	20,858
Investments in marketable securities	(7,469)	(15,686)
Proceeds from sale of marketable securities	21,736	9,164
Net cash provided by investment activities	$5,120	$10,834

CASH FLOWS FROM FINANCING ACTIVITIES
Prepayments of long-term debts	(667)	-
Dividend paid	-	(6,723)
Employee options exercised	1,745	1,996
Net cash provided by (used in) financing activities	$1,078	$(4,727)

INCREASE IN CASH AND CASH EQUIVALENTS	5,259	12,553
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	25,346	12,793
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$30,605	$25,346

(*) Acquisition of subsidiary
Working capital (excluding cash and cash equivalents)	233
Property and Equipment	445
Intangible assets	12,298
Long-term liabilities	(840)
Cash paid for the acquisition of a subsidiary, net	$12,136

Supplemental schedule of non-cash investing and operating activities
Deferred tax assets related to acquired intangible assets	349

ClickSoftware Technologies Ltd.
SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
(Unaudited. In thousands, except per share amounts)

	Three Months Ended
	December 31, 2014		December 31, 2013
	$	% of Revenues	$	% of Revenues
GAAP Operating income	$1,321	4%	$1,201	4%
Share-based compensation (1)	988		819
Amortization of intangible assets (2)	329		49
Impairment of other intangible assets	-		174
Restructuring and related expenses	309		-
Non-GAAP Operating income	$2,947	8%	$2,243	7%

GAAP Net income	$2,609	8%	$2,256	7%
Share-based compensation (1)	988		819
Amortization of intangible assets (2)	329		49
Impairment of other intangible assets	-		174
Restructuring and related expenses	309		-
Deferred taxes	(601)		(1,010)
Non-GAAP Net income	$3,634	11%	$2,288	7%

GAAP income per share (diluted)	$0.08		$0.07
Share-based compensation	0.03		0.02
Amortization of intangible assets	0.01		0.00
Impairment of other intangible assets	-		0.01
Restructuring and related expenses	0.01		-
Deferred taxes	(0.02)		(0.03)
Non-GAAP Net income per share (diluted)	$0.11		$0.07

(1) Share-based compensation:
Cost of revenues	$123		$95
Research and development costs, net	147		80
Selling and marketing expenses	304		245
General and administrative expenses	414		399
	$988		$819

(2) Amortization of intangible assets:
Cost of revenues	$329		$49
Research and development costs, net	-		-
	$329		$49

ClickSoftware Technologies Ltd.
SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
(Unaudited. In thousands, except per share amounts)

	Year Ended
	December 31, 2014		December 31, 2013
	$	% of Revenues	$	% of Revenues

GAAP Operating loss	$(4,355)	(4%)	$(5,923)	(6%)
Share-based compensation (1)	3,468		2,744
Amortization of intangible assets (2)	1,092		278
Impairment of other intangible assets	-		174
Restructuring and related expenses	749		-
Non-GAAP Operating income (loss)	$954	1%	$(2,727)	(3%)

GAAP Net loss	$(3,032)	(2%)	$(4,160)	(4%)
Share-based compensation (1)	3,468		2,744
Amortization of intangible assets (2)	1,092		278
Impairment of other intangible assets	-		174
Restructuring and related expenses	749		-
Tax payment for previous years retained earnings*	-		744
Deferred taxes	(831)		(2,310)
Non-GAAP Net income (loss)	$1,446	1%	$(2,530)	(2%)

GAAP loss per share (diluted)	$(0.09)		$(0.13)
Share-based compensation	0.10		0.09
Amortization of intangible assets	0.03		0.00
Impairment of other intangible assets	-		0.01
Restructuring and related expenses	0.02		-
Tax payment for previous years retained earnings*	-		0.02
Deferred taxes	(0.02)		(0.07)
Non-GAAP Net income (loss) per share (diluted)	$0.04		$(0.08)

(1) Share-based compensation:
Cost of revenues	$434		$357
Research and development costs, net	489		292
Selling and marketing expenses	997		750
General and administrative expenses	1,548		1,345
	$3,468		$2,744

(2) Amortization of intangible assets:
Cost of revenues	$1,092		$249
Research and development costs, net	-		29
	$1,092		$278

* See Note 14.A to our consolidated financial statements for the year ended December 31, 2012 included in our Annual Report on Form 20-F, regarding November 2012 law.